

07004378

UNITED STATES
ES AND EXCHANGE COMMISSION
\SHINGTON, DC 20549
IAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 65337

BB 3/16

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy — (212) 895-3863
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

AB 3/17

Oath of Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

NILDA GONZALEZ
Notary Public, State of New York
No. 01GO6039399
Qualified in New York County
Commission Expires March 27, 2010

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e).	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2006

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2006

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 9, 2007

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 16,100,202
Deposit with clearing broker		500,000
Receivable from broker-dealers and clearing organizations		1,005,606
Securities owned, at market value		10,506,416
Employee forgivable loans		1,364,865
Prepaid expenses		357,147
Capitalized organizational costs (net of amortization)		26,817
Goodwill		2,946,806
Security deposits and other assets		204,695
Furniture and office equipment	$ 834,485	
Leasehold improvements	630,467	
Less accumulated depreciation	(374,024)	
Total property and equipment		1,090,928
Total assets		$ 34,103,482

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 4,122,817
Accounts payable, accrued expenses, and other liabilities	14,697,223
	18,820,040
Members' equity	15,283,442
Total liabilities and members' equity	$ 34,103,482

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Commissions	$ 53,011,198
Principal transactions	20,354,774
Investment banking and underwriting	19,524,778
Interest and dividends	4,070,809
Service fees	2,961,400
Floor brokerage	3,415,284
Other income	2,205,976
	105,544,219
Expenses	
Employee compensation and benefits	68,985,143
Floor brokerage, exchange and clearance fees	4,930,527
Communications and data processing	4,202,320
Occupancy	3,536,406
Management fees - related parties	3,500,000
Other expenses	10,331,867
	95,486,263
Net income before income taxes	10,057,956
Provision for income taxes	305,377
Net income	$ 9,752,579

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/06	$ 19,939,718	$ 18,353,663	$ 1,586,055
Capital contributions	8,224,704	8,224,704	-
Net income	9,752,579	9,167,424	585,155
Distributions	(22,633,559)	(21,412,283)	(1,221,276)
Balance, 12/31/06	$ 15,283,442	$ 14,333,508	$ 949,934

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 9,752,579
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	190,287
Decrease (increase) in operating assets:	
Receivable from broker-dealers and clearing organizations	2,276,852
Prepaid expenses	67,916
Securities owned	(2,410,616)
Employee forgivable loans, security deposits, and other assets	(343,707)
(Decrease) increase in operating liabilities:	
Payable to broker-dealers and clearing organizations	(2,701,583)
Accounts payable and accrued expenses	2,765,845
Securities sold, not yet purchased	361,274
Net cash provided by operating activities	9,958,847
CASH FLOW FROM INVESTING ACTIVITIES	
(Purchases) of property and equipment	(548,973)
Net cash (used in) investing activities	(548,973)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	8,224,704
(Distributions) to members	(22,633,559)
Net cash (used in) financing activities	(14,408,855)
Net (decrease) in cash and cash equivalents	(4,998,981)
Beginning cash and cash equivalents	21,099,183
Ending cash and cash equivalents	$ 16,100,202

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ 296,464

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Chicago, Illinois, Red Bank, New Jersey, and Baltimore, Maryland. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 94% by Maxim Partners LLC and 6% by MJR Holdings, Inc. The Company has approximately seventy-one non-equity members, as discussed in Note 10. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

On October 22, 2002, Maxim Partners LLC purchased certain assets and intellectual property from an unaffiliated broker-dealer. The Company leased the purchased assets and intellectual property pursuant to operating leases and a license agreement between Maxim Partners LLC and the Company. The license agreement and leases were terminated on April 30, 2003 when Maxim Partners LLC transferred these assets to the Company as a capital contribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax, on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

VARIABLE INTEREST ENTITIES AND NEW ACCOUNTING STANDARDS FIN NO. 46

The Financial Accounting Standards Board (FASB) issued Interpretation Number 46, as revised (FIN 46R), that requires the consolidation of certain "variable interest entities" under generally accepted accounting principles. The Company has considered its relationships with related entities and determined that it is not a primary beneficiary and, therefore, not required to consolidate the accounts of any variable interest entity for the year ended December 31, 2006.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLE ASSETS, AMORTIZATION, AND NEW ACCOUNTING STANDARDS SFAS NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*. This new standard became effective January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets should no longer be amortized and should be reviewed annually for impairment. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded if the carrying value of goodwill and indefinite lived intangible assets exceeds the fair value.

INTANGIBLE ASSETS WITH DEFINITE LIVES

ORGANIZATIONAL COSTS

Organizational costs have been capitalized and are being amortized over 60 months on a straight line basis. The un-amortized organizational costs of $26,817 are included in the statement of financial condition net of accumulated amortization of $132,183.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill of $2,946,806 was contributed by Maxim Partners LLC as part of the assets transferred to the Company in 2003. The goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2006.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING INCOME

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $100,000. Amounts in excess of insured limits at December 31, 2006 were $16,729,596.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

EMPLOYEE FORGIVABLE LOANS #1

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2006 was $1,353,067.

EMPLOYEE FORGIVABLE LOANS #2

Included in the assets purchased by Maxim Partners LLC from the broker-dealer referred to in footnote one, and contributed to the Company as part of the asset transfer on April 30, 2003, are employee forgivable loans to various registered representatives who were employed by the unaffiliated broker-dealer. The Company forgives a portion of these advances every month and includes the amount in the registered representatives' compensation. The un-forgiven balance at December 31, 2006 was $11,798.

NOTE 5: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	RECEIVABLE	PAYABLE
Receivable from clearing organizations	$ 15,357	$ 0
Fees and commissions receivable	990,249	0
	$1,005,606	$ 0

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 6: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
U.S. government and agency	$ 769,274	$ 0
State and municipal obligations	155,377	0
Corporate bonds, debentures, and notes	6,716,674	1,632,279
Corporate stocks	2,764,431	2,387,613
Options and warrants	100,660	102,925
	$10,506,416	$4,122,817

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2006 the Company's net capital of $7,100,359 was in excess of its minimum required net capital by $6,100,359.

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leases a portion of its New York City office from Wachovia Securities, LLC, pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $44,133, plus any required escalations.

In addition, pursuant to various equipment and office operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES (continued)

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/07	$ 2,675,214
12/31/08	1,993,534
12/31/09	1,014,280
12/31/10	1,031,721
12/31/11	928,804
Years Thereafter	2,010,559
TOTAL	$ 9,654,112

NOTE 9: OPERATING LEASES – MAXIM PARTNERS LLC (A RELATED ENTITY)

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Maxim Partners LLC. The lease terminates on January 31, 2011. The monthly payments, which the Company pays directly to the original sub-lessor, are $140,474, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which are currently $27,536, are paid directly to the original lessor of the property.

The approximate minimum lease payments for the above items are as follows:

YEARS ENDED	AMOUNTS
12/31/07	$ 2,020,528
12/31/08	2,027,225
12/31/09	2,034,057
12/31/10	2,041,024
12/31/11	502,915
Years Thereafter	400,700
TOTAL	$ 9,026,449

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 9: OPERATING LEASES – MAXIM PARTNERS LLC (A RELATED ENTITY) (continued)

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $2,463,452 for the year. These amounts are included in expenses in the statement of income.

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2006 were $35,637,746.

MAXIM PARTNERS LLC

The Company has agreed to pay management fees to Maxim Partners LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to Maxim Partners LLC for the year ended December 31, 2006 was $1,800,000.

In addition, pursuant to an agreement, the Company is obligated to make distributions to Maxim Partners LLC. The minimum distribution is based on a percentage of selected revenues earned by the Company. This obligation will expire in 2007.

During the year, Maxim Partners LLC paid various legal expenses on behalf of the Company. The Company has repaid most of these expenses and, at December 31, 2006, had a balance due to Maxim Partners LLC of $255,000. This balance is included in accrued expenses on the Company's statement of financial condition.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 10: OTHER RELATED PARTY TRANSACTIONS (continued)

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2006 was $600,000.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2006 was $1,100,000.

MAXIM ADVISORY LLC

The Company entered into a fee payment agreement with Maxim Advisory LLC, a related entity through common ownership. Maxim Advisory LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Advisory LLC, who are also registered representatives of the Company. The total fee income received from Maxim Advisory LLC for the year ended December 31, 2006 was $77,851.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2006 was $186,702. At December 31, 2006, Maxim Financial Advisors owed the Company $70,401 for the balance of these fees, which is included in other assets on the Company's statement of financial condition.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTINUED

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2006 the Company's contribution was $937,173, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2006 the Company's matching contribution was $94,100, net of forfeitures.

NOTE 12: OTHER NON-RECURRING INCOME

During 2005, the Company terminated its association with its former clearing broker and entered into an agreement with a new clearing broker. As an inducement to retain their services, the new clearing broker paid the Company a bonus. The Company also paid termination fees to the former clearing broker as settlement for cancellation of their existing agreement. For the year ended December 31, 2006 additional amounts were received and paid. The net amount of these transactions was $750,000, which is included in other income on the Company's statement of income.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 9, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 17 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 9, 2007

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Credits			
Members' equity			$ 15,283,442
Debits			
Non-allowable assets:			
Receivables and employee forgivable loans	$ 2,066,346		
Prepaid expenses	357,147		
Property and equipment (net)	1,090,928		
Capitalized organizational costs (net)	26,817		
Goodwill	2,946,806		
Other assets	149,235		
			(6,637,279)
Net capital before haircuts on securities positions			8,646,163
Haircuts on securities:			
Trading and investment securities:			
Exempted securities	27,720		
Debt securities	646,942		
Options	124,844		
Other securities	652,845		
Undue concentration	93,453		
			(1,545,804)
Net capital			$ 7,100,359
Computation of alternative net capital requirement:			
Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3		$ -	
Minimum dollar net capital requirement based on capital requirements for market makers.		$ 1,000,000	
Net capital requirement			$ 1,000,000
Excess net capital			$ 6,100,359

No differences exist between the above computation and the computation included in the Company's amended corresponding unaudited Form X-17a-5 Part IIA filing.

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 9, 2007

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